SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 5)*

Kiniksa Pharmaceuticals International, plc (f/k/a Kiniksa Pharmaceuticals, Ltd.)**

 (Name of Issuer)

Class A Ordinary Shares, nominal value $0.000273235 per share

 (Title of Class of Securities)

G52694109**

 (CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

October 4, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**On June 27, 2024, Kiniksa Pharmaceuticals, Ltd. consummated redomiciliation transactions pursuant to which Kiniksa Pharmaceuticals International, plc became the successor issuer to Kinksa Pharmaceuticals, Ltd.The CUSIP for the Class A ordinary shares of Kiniksa Pharmaceuticals International, plc is G52694109.

CUSIP No. G52694109	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,128,869 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,128,869 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,128,869 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) The information reported herein reflects the effect of the Redomiciliation (as defined and described in Item 1 below). Includes 310,546 Class A ordinary shares (“Class A ordinary shares”) of Kiniksa Pharmaceuticals International, plc (the “Issuer”) underlying non-qualified options to purchase Class A ordinary shares on a 1-for-1 basis (“Share Options”) issued to Felix J. Baker, a managing member of the Adviser GP, and Dr. Stephen R. Biggar, an employee of the Adviser.

(2) Based on 40,608,972 Class A ordinary shares of the Issuer outstanding as of July 19, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on July 25, 2024.

CUSIP No. G52694109	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,128,869 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,128,869 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,128,869 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) The information reported herein reflects the effect of the Redomiciliation (as defined and described in Item 1 below). Includes 310,546 Class A ordinary shares underlying Share Options issued to Felix J. Baker, a managing member of the Adviser GP, and Dr. Stephen R. Biggar, an employee of the Adviser.

(2) Based on 40,608,972 Class A ordinary shares of the Issuer outstanding as of July 19, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on July 25, 2024.

CUSIP No G52694109	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,151,029 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 3,151,029 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,151,029 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) The information reported herein reflects the effect of the Redomiciliation (as defined and described in Item 1 below). Includes 310,546 Class A ordinary shares underlying Share Options issued to Felix J. Baker, a managing member of the Adviser GP, and Dr. Stephen R. Biggar, an employee of the Adviser.

(2) Based on 40,608,972 Class A ordinary shares of the Issuer outstanding as of July 19, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on July 25, 2024.

CUSIP No. G52694109	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,151,029 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 3,151,029 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,151,029 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) The information reported herein reflects the effect of the Redomiciliation (as defined and described in Item 1 below). Includes 310,546 Class A ordinary shares underlying Share Options issued to Felix J. Baker, a managing member of the Adviser GP, and Dr. Stephen R. Biggar, an employee of the Adviser.

(2) Based on 40,608,972 Class A ordinary shares of the Issuer outstanding as of July 19, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on July 25, 2024.

CUSIP No. G52694109	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS FBB3 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 7,320
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 7,320
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,320
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The information reported herein reflects the effect of the Redomiciliation (as defined and described in Item 1 below). Based on 40,608,972 Class A ordinary shares of the Issuer outstanding as of July 19, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on July 25, 2024.

Amendment No. 5 to Schedule 13D

This Amendment No. 5 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB3 LLC (“FBB3”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer.

Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

On June 27, 2024, Kiniksa Pharmaceuticals, Ltd. (“Old Kinksa”) consummated redomiciliation transactions that resulted in Kiniksa Pharmaceuticals International, plc (the “Issuer”) becoming the successor issuer to Old Kiniksa (the “Redomiciliation”). Pursuant to the Redomiciliation, holders of Old Kiniksa securities received (i) one Class A ordinary share (as defined below) of the Issuer for each Class A common share of Old Kiniksa held immediately prior to the effectiveness of the Redomiciliation; (ii) one Class A1 ordinary share of the Issuer for each Class A1 common share of Old Kiniksa held immediately prior to the effectiveness of the Redomiciliation; (iii) one Class B ordinary share of the Issuer for each Class B common share of Old Kiniksa held immediately prior to the effectiveness of the Redomiciliation; and (iv) one Class B1 ordinary share of the Issuer for each Class B1 common share of Old Kiniksa held immediately prior to the effectiveness of the Redomiciliation, with no change in economic interest for any such holders as a result of the Redomiciliation. The class of equity security to which this statement on Schedule 13D relates is the Class A ordinary shares, nominal value $0.000273235 per share (the “Class A ordinary shares”) of the Issuer, a corporation organized under the laws of England and Wales. The address of the principal executive offices of the Issuer is 23 Old Bond Street, London, WIS 4PZ, England, United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms’ credit policies.  Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

Effective on October 4, 2024, M. Cantey Boyd, an employee of the Adviser, was appointed to the board of directors of the Issuer (the “Board”) as a Class III director. M. Cantey Boyd was also appointed by the Board to serve on the Board’s Compensation Committee effective as of October 4, 2024.

On October 4, 2024, the Issuer granted M. Cantey Boyd 28,384 non-qualified options to purchase Class A ordinary shares on a 1-for-1 basis (“Share Options”) at an exercise price of $24.48 per Class A ordinary share, one third of which vest on the first anniversary of the grant date, with the remaining two thirds vesting in 24 equal monthly installments. The Share Options expire on October 3, 2034. In addition, on October 4, 2024, the Issuer also granted M. Cantey Boyd 4,730 restricted share units (each, an “RSU”), one third of which vest on each anniversary of the grant date. The Share Options and RSUs were granted to M. Cantey Boyd in connection with her service on the Board under the Issuer’s 2018 Incentive Award Plan.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Class A ordinary shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including Class A ordinary shares (by means of open market purchases, privately negotiated purchases, conversion of Class A1 (as defined in Item 5 below) and B1 (as defined in Item 5 below), or otherwise, exercise of some or all of the Share Options to purchase Class A ordinary shares of the Issuer, or to dispose of some or all of the securities of the Issuer, including Class A ordinary shares, under their control. Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 5 are incorporated herein by reference.

The information set forth in Items 1 and 4 is hereby incorporated by reference into this Item 5. The information below reflects the effect of the Redomiciliation as described in Item 1.

Set forth below is the aggregate number of Class A ordinary shares, Class A1 (as defined below) and Class B1 (as defined below) directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons.

	Class A ordinary
Holder	shares	Class A1	Class B1
667, L.P.	98,980	1,143,650	1,399,516
Baker Brothers Life Sciences, L.P.	2,700,597	11,638,314	14,658,102
Total	2,799,577	12,781,964	16,057,618

The Class A1 ordinary shares of the Issuer (“Class A1”) are non-voting and convert at any time at the election of the holder without additional consideration to Class A ordinary shares on a 1-for-1 basis subject to limitations on conversion as described below. The Class A1 are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof, together with their affiliates and any members of a Section 13(d) of the Exchange Act group, would not beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in excess of 4.99% of the outstanding Class A ordinary shares or any other class of equity security that is registered pursuant to Section 12 of the Exchange Act. As a result of this restriction, the number of Class A ordinary shares that may be issued on conversion of the Class A1 by the holders may change depending upon changes in the number of outstanding Class A ordinary shares. A holder of Class A1 may increase, decrease or waive this limitation on beneficial ownership by providing the Issuer with 61-days' notice. The Class A1 have no expiration date.

The Class B1 ordinary shares of the Issuer (“Class B1”) are non-voting and convert at any time at the election of the holder to either Class B ordinary shares of the Issuer (“Class B ordinary shares”) or Class A ordinary shares, without additional consideration and on a 1-for-1 basis, subject to limitations on conversion as described below. The Class B1 are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof together with their affiliates and any member of a Section 13(d) of the Exchange Act group, would not beneficially own, for purposes of Rule 13d-3 under the Exchange Act, in excess of 4.99% of the outstanding Class A ordinary shares or any other class of equity security that is registered pursuant to Section 12 of the Exchange Act. As a result of this restriction, the number of Class A ordinary shares that may be issued on conversion of the Class B1 by the holders may change depending upon changes in the outstanding number of Class A ordinary shares. A holder of Class B1 may increase, decrease or waive this limitation on ownership by providing the Issuer with 61-days' notice. The Class B1 have no expiration date. The Class B ordinary shares have 10 votes per share while the Class A ordinary shares have 1 vote per share. Each Class B ordinary share is convertible at any time at the election of the holder into one Class A ordinary share [or one Class B1]. Each Class B1 automatically converts into one Class A ordinary share upon transfer, except for transfers to or between affiliated holders.

The Class A1 and Class B1 are not currently convertible due to the effect of the above referenced beneficial ownership limitations.

Without any limitation on conversion of the Class A1 and Class B1, the Reporting Persons may be deemed beneficial owners of a combined total of 32,005,451 Class A ordinary shares, representing approximately 45.9% of total outstanding Class A ordinary shares, assuming that only shares of Class A1 and B1 held by the Funds are converted.

Felix J. Baker, a managing member of the Adviser GP and Dr. Stephen R. Biggar and M. Cantey Boyd, full-time employees of the Adviser, serve on the Board. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service. Felix J. Baker, Dr. Biggar and M. Cantey Boyd have no voting or dispositive power and no pecuniary interest in the Share Options. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Share Options, Class A ordinary shares received from vesting of RSUs or Class A ordinary shares received from exercise of Share Options held by Felix J. Baker, Dr. Biggar and M. Cantey Boyd.

In conjunction with their service on the Board, Felix J. Baker and Dr. Biggar each hold 18,760 vested Share Options with an exercise price of $18.00 per Class A ordinary share, which expire on May 23, 2028, 18,760 vested Share Options with an exercise price of $15.47 per Class A ordinary share, which expire on May 28, 2029, 18,760 vested Share Options with an exercise price of $25.48 per Class A ordinary share, which expire on June 29, 2030, 33,237 vested Share Options with an exercise price of $14.33 per Class A ordinary share, which expire on June 28, 2031, 30,000 vested Share Options with an exercise price of $9.88 per Class A ordinary share, which expire on June 28, 2032, 26,236 vested Share Options with an exercise price of $15.19 per Class A ordinary share, which expire on June 5, 2033, and 19,040 Share Options with an exercise price of $19.71 per Class A ordinary share, which vest in 12 equal monthly installments beginning on July 5, 2024 (9,373 of which are vested as of 60 days of the date of this filing), which expire on June 4, 2034.

Also in conjunction with their service on the Board, Felix J. Baker and Dr. Biggar each hold 9,373 Class A Ordinary Shares received from vested RSUs and 3,173 RSUs that vest on June 5, 2025.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

FBB3 directly holds 7,320 Class A ordinary shares. Julian C. Baker and Felix J. Baker are the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2024

`

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager